UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

ev3 INC.

(Name Of Subject Company (Issuer))

COVIDIEN GROUP S.A.R.L.

COV DELAWARE CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26928A200

(CUSIP Number of Common Stock)

Michelangelo Stefani

Covidien Group S.a.r.l.

3b Bld Prince Henri

L-1724, Luxembourg

Telephone: +352 266 379 31

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$2,767,357,665	$197,313

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated by multiplying $22.50, which is the purchase price in the Offer, by the number of outstanding shares of Common Stock (the “Shares”) of ev3 Inc. (“ev3”) as of June 7, 2010 which consists of 114,792,961 Shares issued and outstanding (including 1,896,889 restricted Shares subject to vesting), 7,984,262 in-the-money options to purchase Shares and 216,451 Shares underlying restricted stock units.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 4 for fiscal year 2010 issued by the Securities and Exchange Commission. Such fee equals .00713% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$197,313
Form or Registration No.:	Schedule TO-T
Filing Party:	COV Delaware Corporation
Date Filed:	June 11, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on June 21, 2010, amends and supplements the Tender Offer Statement on Schedule TO filed on June 11, 2010, as amended (the “Schedule TO”), and relates to a tender offer by COV Delaware Corporation, a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Covidien Group S.a.r.l., a Luxembourg company (“Parent”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of ev3 Inc., a Delaware corporation (the “Company”), at a purchase price of $22.50 per Share, paid to the seller in cash, without interest thereon, less any applicable withholding taxes, and subject to the conditions set forth in the Offer to Purchase dated June 11, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment is being filed on behalf of the Offeror and Parent.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 11.	ADDITIONAL INFORMATION

The Schedule TO is hereby amended and supplemented by adding the following to Section (a)(5) of Item 11:

“On June 9, 2010, a purported stockholder of the Company filed a purported class action complaint in the District Court for the State of Minnesota, Hennepin County. The action, Alan Bergland v. ev3 Inc., et al., against the Company and its board of directors (the “Bergland Action”), is pending. The Bergland Action purports to be brought individually and on behalf of the public stockholders of the Company and alleges claims for breach of fiduciary duties against the Company’s board of directors in connection with the transactions contemplated by the Merger Agreement (as defined in Offer to Purchase). The Bergland Action seeks preliminary and permanent injunctive relief, enjoining the Company and its board of directors and their agents and representatives from consummating the Offer and the Merger (as defined in Offer to Purchase) until they have cured their alleged breaches of fiduciary duty, rescission of the Offer and Merger and rescissionary damages, and an accounting by the defendants for profits and any special benefits resulting for alleged breaches of their fiduciary duties. None of the Parent, the Offeror or any of their affiliates are named as defendants in the Bergland Action.

On June 15, 2010, a purported stockholder of the Company filed a purported class action complaint in the District Court for the State of Minnesota, Hennepin County (the “Keilty Complaint”). The action, Kevin J. Keilty v. ev3 Inc., et al., against the Company, its board of directors and Covidien plc (the indirect parent company of the Parent and the Offeror) (the “Keilty Action”), is pending. The Keilty Action purports to be brought individually and on behalf of the public stockholders of the Company and alleges claims for breach of fiduciary duties against the Company’s board of directors in connection with the transactions contemplated by the Merger Agreement and that Covidien plc aided and abetted the Company’s board of directors in the alleged breach of the directors’ fiduciary duties to the Company’s stockholders. The Keilty Action seeks preliminary and permanent injunctive relief, enjoining the Company and its board of directors and their agents and representatives from consummating the Offer and the Merger, rescission of the Offer and Merger and rescissionary damages, and an accounting by the defendants for damages to plaintiff because of the wrongs alleged in the Keilty Complaint. The foregoing summary is qualified in its entirety by reference to the Keilty Complaint, which is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.

On June 18, 2010, a purported stockholder of the Company filed a purported class action complaint in the Court of Chancery of the State of Delaware (the “Olson Complaint”). The action, Joanne Olson v. ev3 Inc., et al., against the Company, its board of directors and the Offeror (the “Olson Action”), is pending. The Olson Action, which purports to be brought individually and on behalf of the public stockholders of the Company, claims that the members of the Company’s board of directors breached their fiduciary duties to the Company’s stockholders both in entering into the Merger Agreement and the transactions contemplated thereby, including the Top-Up Option (as defined in the Offer to Purchase), and by providing inadequate disclosure regarding the Merger Agreement and such transactions and that the Offeror aided and abetted the Company’s board of directors in the alleged breach of the directors’ fiduciary duties to the Company’s stockholders. The Olson Action seeks, among other things, an injunction prohibiting the consummation of the Offer, the exercise of the Top-Up Option, the issuance of the

Top-Up Shares (as defined in the Offer to Purchase), the acceptance of a promissory note as consideration for the Top- Up Shares and the consummation of the Merger and declaring that the Top-Up Option is invalid and void, may not be validly exercised under Delaware law and improperly impairs the statutory appraisal rights of the Company’s stockholders. The foregoing summary is qualified in its entirety by reference to the Olson Complaint, which is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.”

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash, dated June 11, 2010.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien plc and ev3 Inc., dated June 1, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Covidien plc on June 1, 2010).*

(a)(5)(B)	Summary Advertisement published in The Wall Street Journal on June 11, 2010.*

(a)(5)(C)	Complaint filed by Crystal Young, individually and on behalf of all others similarly situated, on June 7, 2010, in the District Court of the State of Minnesota, Hennepin County.*

(a)(5)(D)	Complaint filed by Kevin J. Keilty, individually and on behalf of all others similarly situated, on June 15, 2010, in the District Court of the State of Minnesota, Hennepin County.

(a)(5)(E)	Complaint filed by Joanne Olson, individually and on behalf of all others similarly situated, on June 18, 2010, in the Court of Chancery of the State of Delaware.

(b)	Commitment Letter, dated as of June 1, 2010, among Covidien plc, Covidien International Finance S.A. and Morgan Stanley Senior Funding, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2010, by and between Covidien Group S.a.r.l., COV Delaware Corporation, and ev3 Inc.*

(d)(2)	Tender and Voting Agreement, dated as of June 1, 2010, by and between Covidien Group S.a.r.l., COV Delaware Corporation Warburg, Pincus Private Equity Partners LP, Warburg, Pincus Netherlands Equity Partners I, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V.*

(d)(3)	Letter Agreement, dated as of April 6, 2010, by and between Tyco Healthcare Group d/b/a Covidien and ev3 Inc.*

(d)(4)	Letter Agreement, dated as of April 28, 2010, by and between Tyco Healthcare Group d/b/a Covidien and ev3 Inc.*

(d)(5)	Guaranty, dated as of June 1, 2010, by Covidien International Finance S.A.*

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COVIDIEN GROUP S.A.R.L.

Dated: June 21, 2010	By:	/s/ Michelangelo F. Stefani
	Name:	Michelangelo F. Stefani
	Title:	General Manager

COV DELAWARE CORPORATION

Dated: June 21, 2010	By:	/s/ Matthew J. Nicolella
	Name:	Matthew J. Nicolella
	Title:	Vice President and Assistant Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase for Cash, dated June 11, 2010.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien plc and ev3 Inc., dated June 1, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Covidien plc on June 1, 2010).*

(a)(5)(B)	Summary Advertisement published in The Wall Street Journal on June 11, 2010.*

(a)(5)(C)	Complaint filed by Crystal Young, individually and on behalf of all others similarly situated, on June 7, 2010, in the District Court of the State of Minnesota, Hennepin County.*

(a)(5)(D)	Complaint filed by Kevin J. Keilty, individually and on behalf of all others similarly situated, on June 15, 2010, in the District Court of the State of Minnesota, Hennepin County.

(a)(5)(E)	Complaint filed by Joanne Olson, individually and on behalf of all others similarly situated, on June 18, 2010, in the Court of Chancery of the State of Delaware.

(b)	Commitment Letter, dated as of June 1, 2010, among Covidien plc, Covidien International Finance S.A. and Morgan Stanley Senior Funding, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2010, by and between Covidien Group S.a.r.l., COV Delaware Corporation, and ev3 Inc.*

(d)(2)	Tender and Voting Agreement, dated as of June 1, 2010, by and between Covidien Group S.a.r.l., COV Delaware Corporation Warburg, Pincus Private Equity Partners LP, Warburg, Pincus Netherlands Equity Partners I, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V.*

(d)(3)	Letter Agreement, dated as of April 6, 2010, by and between Tyco Healthcare Group d/b/a Covidien and ev3 Inc.*

(d)(4)	Letter Agreement, dated as of April 28, 2010, by and between Tyco Healthcare Group d/b/a Covidien and ev3 Inc.*

(d)(5)	Guaranty, dated as of June 1, 2010, by Covidien International Finance S.A.*

(g)	None.

(h)	None.

*	Previously filed.